UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Covanta Holding Corporation
 (Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

22282E102
 (CUSIP Number)

Jon Wasserman, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 22282E102	Page 2 of 9 Pages

1.	Names of Reporting Persons. SZ INVESTMENTS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	10,921,682
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	10,921,682
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,921,682
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.34% (1)
14.	Type of Reporting Person: OO

(1)	Based on 130,878,789 shares of Common Stock outstanding on April 17, 2014, as reported by the Issuer on its Form 10-Q for the period ended March 31, 2014.

SCHEDULE 13D

CUSIP No: 22282E102	Page 3 of 9 Pages

1.	Names of Reporting Persons. EGI-FUND (05-07) INVESTORS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,027,500
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,027,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,027,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.55% (1)
14.	Type of Reporting Person: OO

(1)	Based on 130,878,789 shares of Common Stock outstanding on April 17, 2014, as reported by the Issuer on its Form 10-Q for the period ended March 31, 2014.

SCHEDULE 13D

CUSIP No: 22282E102	Page 4 of 9 Pages

1.	Names of Reporting Persons. CHAI TRUST COMPANY, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	12,949,182
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	12,949,182
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,949,182
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.89% (1)
14.	Type of Reporting Person: OO

(1)	Based on 130,878,789 shares of Common Stock outstanding on April 17, 2014, as reported by the Issuer on its Form 10-Q for the period ended March 31, 2014.

SCHEDULE 13D

Page 5 of 9 Pages

Item 1.	Security and Issuer

This Amendment No. 14 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons on August 20, 1999, as amended most recently by Amendment No. 13 filed by the Reporting Persons on November 17, 2009 (collectively, the “Schedule 13D”), relating to the common stock, par value $0.10 per share (“Common Stock”), of Covanta Holding Corporation, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive office is located at 445 South Street, Morristown, New Jersey 07960.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement relates to Common Stock beneficially owned by: EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company (“Fund 05-07”); SZ Investments, L.L.C., a Delaware limited liability company (“SZI”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”).  Chai Trust is the managing member of Fund 05-07.  SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the “Trusts”).  The trustee of each of the Trusts is Chai Trust.  Fund 05-07, SZI and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”.

The executive officers of each of Fund 05-07 and SZI are:

•	Samuel Zell: President; Chairman and Chief Executive Officer of Equity Group Investments, a division of Chai Trust (“EGI”).
•	William C. Pate: Vice President; Managing Director of EGI
•	Philip Tinkler: Vice President and Treasurer; Chief Financial Officer and Chief Operating Officer of EGI.
•	Jon Wasserman: Vice President and Secretary; Chief Legal Officer of EGI.

The officers and Senior Managing Directors of Chai Trust are as follows:

•	Donald J. Liebentritt: President and a Senior Managing Director of Chai Trust.
•	Kellie Zell: Senior Managing Director of Chai Trust. Ms. Zell also works as a homemaker.
•	JoAnn Zell: Senior Managing Director of Chai Trust. Ms. Zell is a physician.
•	Matthew Zell: Senior Managing Director of Chai Trust; Managing Director of EGI.
•
Robert M. Levin:  Senior Trust Officer and a Senior Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

•	James Bunegar: Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.
•	Philip G. Tinkler: Chief Financial Officer of Chai Trust; Chief Financial Officer and Chief Operating Officer of EGI.
•	Jon Wasserman: Senior Managing Director of Chai Trust; Chief Legal Officer of EGI.

The business address of each Reporting Person, Samuel Zell, William Pate, Philip Tinkler, Jon Wasserman, Donald Liebentritt, Kellie Zell, JoAnn Zell, Matthew Zell and James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

SCHEDULE 13D

Page 6 of 9 Pages

(d) and (e) No Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of each Reporting Person are United States citizens.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) There were 130,878,789 shares of Common Stock outstanding on April 17, 2014, as reported by the Issuer on its Form 10-Q for the period ended March 31, 2014.

As of July 28, 2014, Chai Trust may be deemed to beneficially own a total of 12,949,182 shares of Common Stock, representing approximately 9.89% of the outstanding Common Stock. This amount includes (i) 2,027,500 shares of Common Stock held by Fund 05-07, which represent approximately 1.55% of the outstanding Common Stock, and (ii) 10,921,682 shares of Common Stock held by SZI, which represent approximately 8.34% of the outstanding Common Stock. Chai Trust and Fund 05-07 share voting and dispositive power with respect to the 2,027,500 shares of Common Stock held by Fund 05-07, and Chai Trust and SZI share voting and dispositive power with respect to the 10,921,682 shares of Common Stock held by SZI.

(c) The trading dates, number of Shares acquired and disposed of, and the price per share for all transactions in the Shares by the Reporting Persons within the past sixty days are set forth in Exhibit A.  These transactions were effected in the open market through a broker.

(d) No person other than a Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by Fund 05-07 or SZI.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:          Schedule of Transactions, in response to Item 5(c)
Exhibit B:          Joint Filing Agreement

SCHEDULE 13D

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 28, 2014
SZ INVESTMENTS, L.L.C. EGI-FUND (05-07) INVESTORS, L.L.C.

Each By:	/s/ Philip G. Tinkler
Name:	Philip G. Tinkler
Title:	Vice President

CHAI TRUST COMPANY, LLC

By:	/s/ Philip G. Tinkler
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 8 of 9 Pages

EXHIBIT A

Entity Name	Trade Date	Purchase/Sale	Quantity	Weighted Average Price per Share
Fund 05-07	7/24/2014	Sale	127,955	$20.4692 (1)
Fund 05-07	7/25/2014	Sale	146,795	$20.4426 (2)
Fund 05-07	7/28/2014	Sale	39,250	$20.3676 (3)
SZI	7/24/2014	Sale	687,045	$20.4692 (1)
SZI	7/25/2014	Sale	788,205	$20.4426 (2)
SZI	7/28/2014	Sale	210,750	$20.3676 (3)

(1) This price reflects the weighted average price for open-market sales of shares of Common Stock made by Fund 05-07 and SZI on July 24, 2014 within a $1.00 range. The actual prices for these transactions range from $20.24 to $20.73, inclusive.  The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock sold at each separate price.

(2) This price reflects the weighted average price for open-market sales of shares of Common Stock made by Fund 05-07 and SZI on July 25, 2014 within a $1.00 range. The actual prices for these transactions range from $20.37 to $20.525, inclusive.  The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock sold at each separate price.

(3) This price reflects the weighted average price for open-market sales of shares of Common Stock made by Fund 05-07 and SZI on July 28, 2014 within a $1.00 range. The actual prices for these transactions range from $20.26 to $20.42, inclusive.  The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock sold at each separate price.

SCHEDULE 13D

Page 9 of 9 Pages

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.10 per share, of Covanta Holding Corporation, dated as of July 28, 2014 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: July 28, 2014

SZ INVESTMENTS, L.L.C. EGI-FUND (05-07) INVESTORS, L.L.C.

Each By:	/s/ Philip G. Tinkler
Name:	Philip G. Tinkler
Title:	Vice President

CHAI TRUST COMPANY, LLC

By:	/s/ Philip G. Tinkler
Name:	Philip G. Tinkler
Title:	Chief Financial Officer